UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37981

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huntingdon Valley Bank 401(k) Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HV Bancorp, Inc.
2005 South Easton Road, Suite 304
Doylestown, Pennsylvania 18901

SUMMARY ANNUAL REPORT FOR
HUNTINGDON VALLEY BANK 401 K PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for the Huntingdon Valley Bank 401 K Profit Sharing Plan And Trust (Employer Identification Number 23-0718025, Plan Number 002) for the plan year 01/01/2020 through 12/31/2020. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).
Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $157,307. These expenses included $12,630 in administrative expenses and $122,377 in benefits paid to participants and beneficiaries, $22,300 in certain deemed and/or corrective distributions, and $0 in other expenses. A total of 139 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $4,488,701 as of the end of the plan year, compared to $3,140,632 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $1,348,069. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,505,376, including employer contributions of $0, employee contributions of $634,868, other contributions/other income of $288,311 and earnings from investments of $582,197.
Information Regarding Plan Assets

The U.S. Department of Labor’s regulations require that an independent qualified public accountant audit the plan’s financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2020 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.
At the end of the plan year, the plan had qualifying plan assets at the following institution(s):
Reliance Trust Company $3,455,421
The plan receives year-end statements from these regulated financial institutions that confirm the above information.
The remainder of the plan’s assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually, qualifying employer securities and loans to participants and other qualifying assets.
Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please contact Ms. Jami Needleman, who is a representative of the plan administrator, at 3501 Masons Mill Rd Suite 401, Huntingdon Valley, PA 19006 and phone number, 267-280-4000.
If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor’s Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 866-444-EBSA (3272). A listing of EBSA regional offices can be found at https://www.dol.gov/agencies/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at https://www.dol.gov/agencies/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. To obtain a copy of the full annual report, or any part thereof, write or call the office of Ms. Jami Needleman, who is a representative of the plan administrator, at 3501 Masons Mill Rd Suite 401, Huntingdon Valley, PA 19006 and phone number, 267-280-4000.
You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.
You also have the legally protected right to examine the annual report at the main office of the plan: 3501 Masons Mill Rd Suite 401, Huntingdon Valley, PA 19006, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.
Paperwork Reduction Act Statement

According to the Paperwork Reduction Act of 1995 (Pub. L. 104-13) (PRA), no persons are required to respond to a collection of information unless such collection displays a valid Office of Management and Budget (OMB) control number. The Department notes that a Federal agency cannot conduct or sponsor a collection of information unless it is approved by OMB under the PRA, and displays a currently valid OMB control number, and the public is not required to respond to a collection of information unless it displays a currently valid OMB control number. See 44 U.S.C. 3507. Also, notwithstanding any other provisions of law, no person shall be subject to penalty for failing to comply with a collection of information if the collection of information does not display a currently valid OMB control number. See 44 U.S.C. 3512.
The public reporting burden for this collection of information is estimated to average less than one minute per notice (approximately 3 hours and 11 minutes per plan). Interested parties are encouraged to send comments regarding the burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the U.S. Department of Labor, Office of the Chief Information Officer, Attention: Departmental Clearance Officer, 200 Constitution Avenue, N.W., Room N-1301, Washington, DC 20210 or email DOL_PRA_PUBLIC@dol.gov and reference the OMB Control Number 1210-0040.
OMB Control Number 1210-0040 (expires 06/30/2022)

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGDON VALLEY 401(k) PROFIT SHARING PLAN

Date: January 26, 2022	By:	/s/ Joseph C. O’Neill, Jr.
Joseph C. O’Neill, Jr.
Executive Vice President and Chief Financial Officer